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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the
Securities Exchange Act of 1934

For the month of June, 2005
Commission File No. 1-11284

FALCONBRIDGE LIMITED
(formerly Noranda Inc.)
(Translation of registrant's name into English)

181 Bay Street, Suite 200, BCE Place,
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                        No ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐                        No ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith are:

Exhibit 99.1	Press Release dated June 1, 2005 of Falconbridge Limited entitled "Falconbridge Limited: Press Release" relating to the acquisition of First Nickel Inc.
Exhibit 99.2	Press Release dated June 2, 2005 of Noranda Inc. regarding "Noranda Announces Sale of US$500 Million of Notes".
Exhibit 99.3	Press Release dated June 7, 2005 of Falconbridge Limited regarding "Falconbridge Limited Advances SMSP/Falconbridge Koniambo Joint Venture".
Exhibit 99.4	Press Release dated June 27, 2005 of Noranda Inc. regarding "Noranda Expands Electronic Recycling Business into Asia".
Exhibit 99.5	Press Release dated June 28, 2005 of Noranda Inc. regarding "Noranda Inc. confirms agreement with Inco Limited to Refine Copper Anodes".

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)
July 14, 2005
	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated June 1, 2005 of Falconbridge Limited entitled "Falconbridge Limited: Press Release" relating to the acquisition of First Nickel Inc.
99.2	Press Release dated June 2, 2005 of Noranda Inc. regarding "Noranda Announces Sale of US$500 Million of Notes".
99.3	Press Release dated June 7, 2005 of Falconbridge Limited regarding "Falconbridge Limited Advances SMSP/Falconbridge Koniambo Joint Venture".
99.4	Press Release dated June 27, 2005 of Noranda Inc. regarding "Noranda Expands Electronic Recycling Business into Asia".
99.5	Press Release dated June 28, 2005 of Noranda Inc. regarding "Noranda Inc. confirms agreement with Inco Limited to Refine Copper Anodes".

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SIGNATURES
Exhibit Index